FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 5, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 5, 2011	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc. and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2010 and 2011 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have reviewed the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. and its subsidiaries (collectively the “Company”) as of March 31, 2010 and 2011, and the related consolidated statements of income and cash flows for the three months then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements” issued by the Accounting Research and Development Foundation (“ARDF”) of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of officers responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is to express an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements of the Company referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan, and accounting principles generally accepted in the Republic of China.

Our reviews also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 28, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2010 AND 2011
(Amounts in Thousands, Except Par Value)
(Reviewed, Not Audited)

	March 31				March 31
	2010	2011			2010	2011
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$36,505,020	$26,958,770	$916,965	Short-term borrowings (Note 16)	$20,796,857	$22,191,294	$754,806
Financial assets at fair value through profit or loss - current (Notes 2 and 5)	1,438,453	1,150,284	39,125	Financial liabilities at fair value through profit or loss - current (Notes 2 and 5)	30,170	259,085	8,812
Available-for-sale financial assets - current (Notes 2 and 6)	2,470,518	129,223	4,396	Hedging derivative liabilities - current (Notes 2 and 22)	3,017	115,239	3,920
Hedging derivative assets - current (Notes 2 and 22)	2,919	140,331	4,773	Accounts payable	23,787,259	23,727,161	807,046
Accounts receivable, net (Notes 2, 3 and 7)	33,396,093	33,098,643	1,125,804	Income tax payable (Note 2)	1,463,000	2,922,331	99,399
Other receivables	1,728,943	1,549,725	52,712	Accrued expenses (Note 17)	5,967,229	8,034,331	273,277
Guarantee deposits - current	541,248	31,317	1,065	Payable for properties	4,314,749	3,698,572	125,802
Inventories (Notes 2 and 8)	12,298,698	13,590,276	462,254	Advance real estate receipts (Note 2)	2,670,814	56,466	1,921
Inventories related to construction business (Notes 2, 9 and 13)	8,387,871	10,409,249	354,056	Current portion of long-term bank loans (Notes 18 and 22)	1,428,827	5,319,701	180,942
Deferred income tax assets - current (Note 2)	1,254,865	869,412	29,572	Current portion of capital lease obligations (Note 2)	9,402	28,284	962
Other current assets	2,084,957	2,095,763	71,285	Other current liabilities	1,813,238	1,648,031	56,055

Total current assets	100,109,585	90,022,993	3,062,007	Total current liabilities	62,284,562	68,000,495	2,312,942

LONG-TERM INVESTMENTS				LONG-TERM LIABILITIES
Available-for-sale financial assets - noncurrent (Notes 2 and 6)	211,854	225,117	7,657	Hedging derivative liabilities - noncurrent (Notes 2 and 22)	285,992	129,371	4,400
Financial assets carried at cost - noncurrent (Notes 2 and 10)	1,035,013	857,930	29,181	Long-term bank loans (Notes 18 and 22)	56,065,647	43,848,133	1,491,433
Bond investments with no active market - noncurrent (Notes 2 and 11)	133,102	88,254	3,002	Capital lease obligations (Note 2)	2,480	4,125	141
Equity method investments (Notes 2 and 12)	1,049,589	1,278,163	43,475
				Total long-term liabilities	56,354,119	43,981,629	1,495,974
Total long-term investments	2,429,558	2,449,464	83,315
				OTHER LIABILITIES
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 24 and 25)				Accrued pension cost (Note 2)	3,082,659	3,294,143	112,045
Cost				Deferred income tax liabilities-noncurrent (Note 2)	197,265	409,770	13,938
Land	3,025,191	3,074,699	104,582	Other	426,047	360,971	12,278
Buildings and improvements	44,461,248	51,388,668	1,747,914
Machinery and equipment	138,284,846	161,370,907	5,488,806	Total other liabilities	3,705,971	4,064,884	138,261
Transportation equipment	232,431	260,494	8,860
Furniture and fixtures	5,229,938	4,910,189	167,013	Total liabilities	122,344,652	116,047,008	3,947,177
Leased assets and leasehold improvements	351,822	426,606	14,511
Total cost	191,585,476	221,431,563	7,531,686	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Less: Accumulated depreciation	(116,658,747)	(126,896,555)	(4,316,209)	Capital stock (Note 19)
Less: Accumulated impairment	(10,815)	(204,732)	(6,964)	Common Stock - at par value of NT$10 each
	74,915,914	94,330,276	3,208,513	Authorized - 8,000,000 thousand shares			-
Construction in progress	4,720,666	2,130,954	72,481	Issued - 5,488,458 thousand shares and 6,029,118 thousand shares as of March 31,
Machinery in transit and prepayments	7,111,862	4,643,253	157,934	2010 and 2011, respectively	54,884,582	60,291,184	2,050,721
				Capital received in advance	102,648	447,236	15,212
Property, plant and equipment, net	86,748,442	101,104,483	3,438,928	Total capital stock	54,987,230	60,738,420	2,065,933
				Capital surplus (Notes 2 and 19)
INTANGIBLE ASSETS (Notes 2 and 14)				Capital in excess of par value	1,354,425	1,331,900	45,303
Goodwill	13,499,155	10,423,662	354,546	Treasury stock transactions	2,098,817	1,328,472	45,186
Land use rights	1,639,089	2,206,539	75,052	Long-term investments	3,540,103	3,530,149	120,073
Other intangible assets	1,365,754	2,492,195	84,769	Employee stock options	-	436,725	14,854
				Other	656,827	-	-
Total intangible assets	16,503,998	15,122,396	514,367	Total capital surplus	7,650,172	6,627,246	225,416
				Retained earnings (Note 19)
OTHER ASSETS				Legal reserve	3,531,034	4,205,489	143,044
Idle assets (Notes 2 and 15)	954,121	1,209,946	41,155	Unappropriated earnings	9,698,375	20,767,455	706,376
Guarantee deposits - noncurrent	72,679	87,365	2,972	Net income attributable to shareholders of the parent for the three months ended
Deferred charges (Note 2)	1,134,178	1,232,463	41,921	March 31	3,395,381	3,973,810	135,164
Deferred income tax assets - noncurrent (Note 2)	1,604,356	1,965,845	66,865	Total retained earnings	16,624,790	28,946,754	984,584
Restricted assets (Note 24)	210,696	240,044	8,164	Other equity adjustments (Notes 2 and 19)
Other	16,936	14,710	500	Unrealized gain on financial instruments	95,366	208,816	7,102
				Cumulative translation adjustments	3,054,791	(128,634)	(4,375)
Total other assets	3,992,966	4,750,373	161,577	Unrecognized pension cost	(248,641)	(476,250)	(16,199)
				Treasury stock - 104,365 thousand shares and 114,792 thousand shares as
				of March 31, 2010 and 2011, respectively	(1,959,107)	(1,959,107)	(66,636)
				Total other equity adjustments	942,409	(2,355,175)	(80,108)

				Total equity attributable to shareholders of the parent	80,204,601	93,957,245	3,195,825

				MINORITY INTEREST	7,235,296	3,445,456	117,192

				Total shareholders' equity	87,439,897	97,402,701	3,313,017

TOTAL	$209,784,549	$213,449,709	$7,260,194	TOTAL	$209,784,549	$213,449,709	$7,260,194

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts In Thousands, Except Share Data)
(Reviewed, Not Audited)

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

NET REVENUES (Note 2)
Operating revenue	$37,830,972	$46,344,530	$1,576,345
Less: sales returns and discounts	276,442	339,107	11,534

Total net revenues	37,554,530	46,005,423	1,564,811

COST OF REVENUES (Notes 8 and 9)	29,931,507	37,347,751	1,270,332

GROSS PROFIT	7,623,023	8,657,672	294,479

OPERATING EXPENSES
Research and development	1,301,002	1,631,382	55,489
Selling	515,201	706,287	24,023
General and administrative	1,460,360	1,932,885	65,745

Total operating expenses	3,276,563	4,270,554	145,257

INCOME FROM OPERATIONS	4,346,460	4,387,118	149,222

NON-OPERATING INCOME AND GAINS
Interest income (Note 22)	53,492	74,795	2,544
Gain on valuation of financial assets, net (Notes 2, 5 and 22)	147,146	114,946	3,910
Gain on valuation of financial liabilities, net (Notes 2, 5 and 22)	-	53,566	1,822
Equity in earnings of equity method investments (Notes 2 and 12)	31,934	132,127	4,494
Dividend revenue (Note 2)	-	578,236	19,668
Other	77,873	224,289	7,629

Total non-operating income and gains	310,445	1,177,959	40,067

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 2, 13 and 22)	345,462	351,040	11,940
Loss on valuation of financial liabilities, net (Notes 2, 5 and 22)	71,156	-	-
Exchange loss, net (Note 2)	3,420	26,554	903
Impairment loss (Note 2)	14,496	17,844	607
Other	149,011	73,214	2,491

Total non-operating expenses and losses	583,545	468,652	15,941

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts In Thousands, Except Share Data)
(Reviewed, Not Audited)

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

INCOME BEFORE INCOME TAX	$4,073,360	$5,096,425	$173,348

INCOME TAX EXPENSE (Note 2)	455,469	963,115	32,759

NET INCOME	$3,617,891	$4,133,310	$140,589

ATTRIBUTABLE TO
Shareholders of the parent	$3,395,381	$3,973,810	$135,164
Minority interest	222,510	159,500	5,425

	$3,617,891	$4,133,310	$140,589
EARNINGS PER SHARE (Note 21)
Basic earnings per share
Before income tax	$0.60	$0.73	$0.02
After income tax	$0.58	$0.67	$0.02
Diluted earnings per share
Before income tax	$0.58	$0.71	$0.02
After income tax	$0.57	$0.65	$0.02

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,617,891	$4,133,310	$140,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,253,503	5,251,238	178,614
Amortization	222,808	395,633	13,457
Compensation cost for employee stock options granted	-	117,578	3,999
Provision for inventory valuation and obsolescence	46,641	40,893	1,391
Equity in earnings of equity method investments	(31,934)	(132,127)	(4,494)
Deferred income taxes	8,743	174,594	5,939
Other	19,654	120,944	4,114
Changes in operating assets and liabilities
Financial assets for trading	(318,301)	44,989	1,530
Accounts receivable	(2,363,486)	(253,860)	(8,635)
Other receivable	(546,670)	(9,847)	(335)
Inventories	(1,003,700)	(460,390)	(15,660)
Inventories related to construction business	(1,136,678)	(283,879)	(9,656)
Other current assets	(428,800)	(285,983)	(9,727)
Financial liabilities for trading	(47,870)	(229,733)	(7,814)
Accounts payable	1,071,888	(662,088)	(22,520)
Income tax payable	186,169	182,620	6,212
Accrued expenses	329,256	190,674	6,486
Advance real estate receipts	1,163,342	15,091	513
Other current liabilities	324,520	(895,612)	(30,463)

Net cash provided by operating activities	5,366,976	7,454,045	253,540

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(5,900,994)	(50,000)	(1,701)
Proceeds from disposal of available-for-sale financial assets	7,932,705	272,535	9,270
Acquisition of financial assets carried at cost	(27,126)	(9,701)	(330)
Proceeds from disposal of financial assets carried at cost	7,860	-	-
Acquisition of equity method investments	-	(20,192)	(687)
Acquisition of subsidiaries	614,183	-	-
Cash received from return of capital by equity method investments	3,169	-	-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Acquisition of property, plant and equipment	$(5,713,073)	$(6,170,402)	$(209,878)
Proceeds from disposal of property, plant and equipment	107,206	76,282	2,595
Increase in guarantee deposits	(286,672)	(25,315)	(861)
Decrease in other receivables	225,000	-	-
Increase in restricted assets	(8,981)	(3,528)	(120)
Acquisition of intangible assets	-	(7,554)	(257)
Increase in other assets	(172,398)	(125,847)	(4,281)

Net cash used in investing activities	(3,219,121)	(6,063,722)	(206,250)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term borrowings	3,928,229	8,036,776	273,360
Proceeds from long-term bank loans	11,619,150	8,418,382	286,340
Repayments of long-term bank loans and capital lease obligations	(4,150,350)	(14,996,674)	(510,091)
Decrease in guarantee deposits received	(696)	(7,524)	(256)
Proceeds from exercise of stock options by employees	96,246	430,229	14,634
Increase (decrease) in minority interest	374,864	(22,052)	(750)

Net cash provided by financing activities	11,867,443	1,859,137	63,237

EFFECT OF EXCHANGE RATE CHANGES	(67,772)	311,753	10,603

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,947,526	3,561,213	121,130

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,557,494	23,397,557	795,835

CASH AND CASH EQUIVALENTS, END OF PERIOD	$36,505,020	$26,958,770	$916,965

SUPPLEMENTAL INFORMATION
Interest paid	$402,272	$405,751	$13,801
Less: Capitalized interest	(70,601)	(48,034)	(1,634)
Interest paid (excluding capitalized interest)	$331,671	$357,717	$12,167
Income tax paid	$445,867	$605,901	$20,609

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$6,594,587	$5,783,566	$196,720
Decrease (increase) in payable	(881,514)	386,836	13,158
	$5,713,073	$6,170,402	$209,878
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$121,615	$26,154	$890
Decrease (increase) in other receivables	(14,409)	50,128	1,705
	$107,206	$76,282	$2,595

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$4,510,213	$3,942,240	$134,090
Current portion of capital lease obligations	1,227	6,985	238

The Company acquired 60.07% shareholdings of Universal Scientific Industrial Co., Ltd (“USI”) in February 2010 for NT$13,475,056 thousand (Note 2).  As of March 31, 2010, the Company had not yet completed the purchase price allocation for the USI acquisition.  The net cash payments and carrying values of acquired assets and liabilities of USI at acquisition date were shown as follows:

NT$

Current assets	$29,599,348
Long-term investments	580,834
Property, plant and equipment, net	4,901,347
Other assets	1,122,088
Current liabilities	(19,490,014)
Long-term bank loans (including current portion)	(100,000)
Other liabilities	(333,735)
16,279,868
Equity method investments at acquisition date	(3,346,041)
Attributable to minority interest	(3,553,378)
Goodwill (Note 14)	4,094,607
Total consideration	13,475,056
Less: Acquired through delivery of treasury stock	(5,246,916)
8,228,140
Less: Cash received of acquired company at acquisition date	(8,842,323)
Net cash inflow from the acquisition	$(614,183)

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011
(Amounts in Thousands, Except Per Share Data and Unless Stated Otherwise Stated)
(Reviewed, Not Audited)

1.	ORGANIZATION

Advanced Semiconductor Engineering, Inc. (“ASE Inc.” or including its subsidiaries, collectively the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), offers a comprehensive range of IC packaging, testing service, and electronic manufacturing services (“EMS”).  The common shares of ASE Inc. are traded on the Taiwan Stock Exchange the (“TSE”) under the symbol “2311”.  Since September 2000, the common shares of ASE Inc. have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”).

As of March 31, 2010 and 2011, the Company had approximately 43,000 and 49,200 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan, and accounting principles generally accepted in the ROC.  Under these guidelines and principles, the Company should make reasonable assumptions and estimates of matters that are inherently uncertain.  The actual results may differ from these estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of ASE Inc.  All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities of the Company were as follows:

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2010	2011	Remark

ASE Inc.	A.S.E. Holding Limited (“ASE Holding”)	100.0	100.0	Holding company
	J&R Holding Limited (“J&R Holding”)	100.0	100.0	Holding company
	Innosource Limited (“Innosource”)	100.0	100.0	Holding company
	Omniquest Industrial Limited (“Omniquest”)	71.0	70.6	Holding company
	ASE Marketing & Service Japan Co., Ltd.	100.0	100.0	Engaged in marketing and sales services
	ASE Test, Inc.	100.0	100.0	Engaged in the testing of semiconductors

				(Continued)

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2010	2011	Remark

ASE Inc.	PowerASE Technology Inc. (“PowerASE”)	56.0	55.7	Engaged in the packaging and testing of memory integrated circuits
	USI	53.2	74.2	Engaged in the manufacturing, processing and sale of computer peripherals, computers and related accessories
ASE Test, Inc.	Alto Enterprises Limited (“Alto”)	-	100.0	Holding company
	Super Zone Holdings Limited (“Super Zone”)	-	100.0	Holding company
Alto	ASE (Kun Shan) Inc. (“ASE Kun Shan”)	-	24.5	Engaged in the packaging and testing of semiconductors
Super Zone	Advanced Semiconductor Engineering (China) Ltd.	-	100.0	Will engage in the packaging and testing of semiconductors
ASE Holding	ASEP Realty Corporation	100.0	100.0	In the process of liquidation
	ASE Holding Electronics (Philippines), Incorporated	100.0	100.0	In the process of liquidation
	ASE Investment (Labuan) Inc.	70.0	70.0	Holding company
	ASE Test Limited (“ASE Test”)	10.2	10.2	Holding company
	USI	1.5	1.5	As aforementioned
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASE (Korea) Inc.	ASE WeiHai Inc.	-	100.0	Engaged in the packaging and testing of semiconductors and was restructured from J&R Holding in April 2010
J&R Holding	J&R Industrial Inc.	100.0	100.0	Engaged in the leasing equipment and investing activity
	ASE Japan Co., Ltd.	100.0	100.0	Engaged in the packaging and testing of semiconductors
	ASE (U.S.) Inc.	100.0	100.0	After-sales service and sales support
	Global Advanced Packaging Technology Ltd., Cayman Islands (“GAPT Cayman”)	100.0	100.0	Holding company
	ASE WeiHai Inc.	100.0	-	As aforementioned
	Suzhou ASEN Semiconductors Co., Ltd. (ASEN)	60.0	60.0	Engaged in the packaging and testing of semiconductors
	Omniquest	8.6	8.5	Holding company
	ASE Test	89.8	89.8	Holding company
	USI	8.2	8.2	As aforementioned
Innosource	ASE Module (Shanghai) Inc. (“ASE Module Shanghai”)	100.0	100.0	Will engage in the production and sale of electronic components and printed circuit boards
	Omniquest	20.4	20.9	Holding company
ASE Module Shanghai	ASE (Shanghai) Inc. (“ASE Shanghai”)	0.6	0.6	Engaged in the production of substrates
Omniquest	ASE Corporation	100.0	100.0	Holding company
ASE Corporation	ASE Mauritius Inc.	100.0	100.0	Holding company
	ASE Labuan Inc.	100.0	100.0	Holding company
ASE Mauritius Inc.	ASE Hi-Tech (Shanghai) Inc.	100.0	100.0	Will engage in the production and sale of electronic components and printed circuit boards
	ASE Kun Shan	100.0	75.5	As aforementioned
	ASE Shanghai	98.8	98.8	As aforementioned
	ASE Module (Kunshan) Inc.	100.0	100.0	Will engage in the production and sale of electronic components

				(Continued)

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2010	2011	Remark

ASE Shanghai	Shanghai Ding Hui Real Estate Development Co., Ltd. (“Shanghai DH”)	20.4	20.4	Engaged in the development and sale of real estate properties
	Advanced Semiconductor Engineering (HK) Limited	100.0	100.0	Engaged in trading
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	0.5	1.0	Engaged in the designing, manufacturing and processing of new electronic components and 0.5% ownership was restructed from USI Electronics (Shenzhen) Co., Ltd. (“USISZ”) in January 2011
Shanghai DH	Shanghai Ding Wei Real Estate Development Co., Ltd.	100.0	100.0	Engaged in the development and sale of real estate properties
	Shanghai Ding Yu Real Estate Development Co., Ltd.	100.0	100.0	Engage in the development and sale of real estate properties
ASE Labuan Inc.	ASE Electronics Inc.	100.0	100.0	Engaged in the production of substrates
ASE Test	ASE Test Holdings, Ltd.	100.0	100.0	Holding company
	ASE Holdings (Singapore) Pte Ltd	100.0	100.0	Holding company
	ASE Test Finance Limited	100.0	100.0	Engaged in the financing activity
	ASE Investment (Labuan) Inc.	30.0	30.0	Holding company
	ASE Singapore Pte. Ltd. (“ASE Singapore”)	100.0	100.0	Engaged in the testing of semiconductors
	USI	15.2	15.3	As aforementioned
ASE Test Holdings, Ltd.	ISE Labs, Inc.	100.0	100.0	Engaged in the testing of semiconductors
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	100.0	100.0	Engaged in the packaging and testing of semiconductors
GAPT Cayman	ASE Assembly & Test (HK) Limited	100.0	100.0	Engaged in trading
	ASE Assembly & Test (Shanghai) Limited (“ASESH AT”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASESH AT	Shanghai Wei Yu Hong Xin Semiconductors Inc.	100.0	100.0	In the development stage
	ASE Shanghai	0.6	0.6	As aforementioned
	Shanghai DH	69.6	69.6	As aforementioned
USI	Huntington Holdings International Co., Ltd. (“HHI”)	100.0	100.0	Holding company
	Senetex Investment Co., Ltd.	100.0	100.0	Engaged in the investing activity
	Ta-Chi Investment Co., Ltd.	100.0	100.0	Engaged in the investing activity
HHI	Universal Scientific Industrial De Mexico S.A. De C.V.	100.0	100.0	Engaged in the assembling of motherboards and computer components
	Universal Scientific Industrial (UK) Ltd.	100.0	100.0	After-sales service
	Unitech Holdings International Co., Ltd.	100.0	100.0	Engaged in the investing activity
	USI Japan Co., Ltd.	100.0	-	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories and was restructured to Universal Global Technology Co., Limited (“UG”) in February 2011.
	Real Tech Holdings Limited (“RTH”)	100.0	100.0	Holding company
	USI International Limited	100.0	100.0	Engaged in the sale of motherboards and computer peripherals

				(Continued)

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2010	2011	Remark

HHI	USI@Work, Inc.	100.0	-	After-sales service and was restructured to UG in February 2011.
	Universal ABIT Holding Co., Ltd. (“UABIT Holding”)	100.0	100.0	Holding company
	Rising Capital Investment Limited (Rising Capital)	-	100.0	Holding company and established in February 2011.
Rising Capital	e-Cloud Corporate	-	100.0	Established in March 2011 and will engage in the trading of computer systems
RTH	USISZ	100.0	-	Engaged in the designing, manufacturing and sale of motherboards and computer peripherals and other related accessories and was restructed to USISH and UG in March 2011
	Universal Scientific Industrial (Kunshan) Co., Ltd.	100.0	100.0	Engaged in the manufacturing and sale of computer assistance system and related peripherals
	Universal Electronics Holding Co., Ltd. (“UEHC”)	100.0	100.0	Holding company
USISZ	USISH	0.5	-	As aforementioned
UEHC	USI Enterprise Limited (“USIE”)	100.0	100.0	Holding company
USIE	USISH	99.0	99.0	As aforementioned
USISH	UG	100.0	100.0	Holding company
	Universal Global Technology (Shenzhen) Co., Ltd. (“UGSZ”)	50.0	50.0	Engaged in the research and development of computer peripherals
	USISZ	-	50.0	As aforementioned
UG	UGSZ	50.0	50.0	As aforementioned
	Universal Global Industrial Co., Limited	100.0	100.0	Engaged in the manufacturing, trading and investing activities
	Universal Global Scientific Industrial Co., Ltd.	100.0	100.0	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services
	USI Manufacturing Service, Inc.	100.0	100.0	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service
	USI Japan Co., Ltd.	-	100.0	As aforementioned
	USI@Work, Inc.	-	100.0	As aforementioned
	USISZ	-	50.0	As aforementioned
UABIT Holding	Universal ABIT NL B.V.	100.0	100.0	Engaged in the trading of motherboards and computer peripherals
	Universal ABIT (Hong Kong) Company Limited	100.0	-	Dissolved in April 2010
	Universal ABIT UK Company Limited	100.0	-	Dissolved in August 2010
				(Concluded)

USI Acquisition

In February 2010, in order to enhance the technical and business cooperation relationship, the Company had launched a cash and stock tender offer to buy the additional outstanding common shares of USI not owned by the Company at a fixed price of NT$21 per share, which was comprised of a fixed 0.34 share of ASE Inc.’s common shares owned by the subsidiaries, J&R Holding and ASE Test, and a cash consideration determined pursuant to the formula (equivalent to NT$21 less 0.34 multiplied by the lowest of the average closing price of ASE Inc.’s common shares for the last one, three and five trading days prior to the last day of the tender offer period).  The total consideration was NT$13,475,056 thousand of which 218,167 thousand shares of ASE Inc. were delivered by the subsidiaries.  In addition, ASE Inc. continued to acquire additional outstanding common shares of USI not owned by the Company with a total consideration of NT$4,667,117 thousand in August 2010.  Afterwards, USI repurchased its treasury stock and as a result, the shareholdings in USI held by the Company were increased to 99.2% as of March 31, 2011.

EEMS Test Singapore Pte. Ltd. Acquisition

The Company, through ASE Singapore, acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. (EEMS Test Singapore Pte. Ltd. was renamed to ASE Singapore Pte. Ltd. II) from its parent company, EEMS Asia Pte. Ltd., in August 2010 with a total consideration of US$ 72,163 thousand.  ASE Singapore Pte. Ltd. II was subsequently merged into ASE Singapore on January 1, 2011.

The abovementioned acquisitions were accounted for as a purchase as prescribed by ROC Statement of Financial Accounting Standards (“SFAS”) No. 25 “Business Combination-Accounting Treatment under Purchase Method”.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within twelve months from the balance sheet date.  Current liabilities are obligations incurred for trading purposes or to be settled within twelve months from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Because the Company’s real estate business has an operating cycle greater than one year, its classification of current or noncurrent assets and liabilities related to the real estate business is based on its operating cycle.

Cash Equivalents

Repurchase agreements collateralized by government bonds with maturities of less than three months from the date of purchase are classified as cash equivalents.

Financial Assets and Liabilities at Fair Value through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading.  The Company recognizes a financial asset or financial liability on its balance sheet when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company has lost control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.  At each balance sheet date subsequent to initial recognition, financial assets or financial liabilities at FVTPL are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income for the period.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in profit or loss.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

A derivative that does not qualify for hedge accounting is classified as a financial asset or a financial liability held for trading.  If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Fair value is determined as follows:  Open-end mutual funds - the net asset value; publicly traded stocks - the closing-price at the balance sheet date; bonds and other financial instruments with no quoted price in an active market - using valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value of financial assets are reported in a separate component of shareholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

The recognition, derecognition and the basis for fair value of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Cash dividends are recognized on the ex-dividend date.  Stock dividends are not recognized as investment income but are recorded as an increase in the number of shares.  The total number of shares subsequent to the increase is used for recalculation of cost per share.

If certain objective evidence indicates that an available-for-sale financial asset is impaired, a loss is recognized currently; if, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Revenue Recognition, Allowance for Doubtful Accounts and Allowance for Sales Discounts

Revenues from semiconductor packaging and testing services are recognized upon completion of the services or shipment.  Revenue from electronic manufacturing services is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, primarily upon shipment.  The amounts received in advance of real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.  Revenue from others is recognized upon completion of the services or delivery of goods because the earnings process has been completed and the economic benefits associated with the transaction have been realized or are realizable.

Revenues are determined using the fair value taking into account related sales discounts agreed by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received or receivable.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement” (“SFAS No. 34”).  Accounts receivable are assessed for impairment at the end of each reporting period. The Company first assesses whether objective evidence of impairment exists individually for accounts receivable, then includes in a group basis with historical collective experience and similar credit risk characteristics and collectively assesses them for impairment.

The carrying amount of the accounts receivable is reduced through the use of an allowance account. The amount of the impairment loss recognized is the difference between the carrying amount and the present value of estimated future cash flows discounted at the receivable’s original effective interest rate.

Inventories and Inventories Related to Construction Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit, are stated at the lower of cost or net realizable value.  Inventory write-downs are made on an item by item basis.  Net realizable value is the estimated selling price of inventories less all estimated costs to complete production and selling expenses necessary to make the sale.  Raw materials and supplies are recorded at moving average cost; work in process and finished goods are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.

Inventory for property development business includes buildings and land held for sale and construction in progress.  Prior to the completion, borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to buildings and land held for sale upon completion of the construction.  Construction in progress and buildings and land held for sale are stated at the lower of cost or net realizable value and related write-downs are made on an item by item basis.  The amounts received in advance of real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.  Cost of sales of buildings and land held for sale are recognized based on the ratio of property sold to the total property developed.

Bond Investments with No Active Market

Bond investments with fixed or determinable payments and with no quoted prices in an active market are carried at amortized cost using the effective interest method.  Those financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition.  Gains or losses are recognized when the financial assets are derecognized, impaired or amortized.

If certain objective evidence indicates that a bond investment with no active market is impaired, a loss is recognized currently.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost.  The accounting for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  If certain objective evidence indicates that such a financial asset is impaired, a loss is recognized currently.  A subsequent reversal of such impairment loss is not allowed.

Equity Method Investments

Investments in companies of which the Company owns at least 20% but less than 50% of the outstanding voting shares or where the Company exercises significant influence over the investee companies’ operating and financial policy decisions are accounted for using the equity method.  The acquisition cost is allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and the excess of the acquisition cost over the fair value of the identifiable net assets acquired, representing goodwill, shall not be amortized.

When the Company subscribes for additional investees’ shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investees differs from the amount of the Company’s share in the investee’s net equity.  The Company records such a difference as an adjustment to equity method investments with the corresponding amount charged or credited to capital surplus.  When the adjustment should be debited to capital surplus, but the capital surplus arising from long-term investment is insufficient, the difference is debited to retained earnings.

Gains or losses from downstream or upstream transactions with equity method investees are eliminated in proportion to the Company’s percentage of ownership in the investee.

Property, Plant and Equipment and Idle Assets

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.  Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets.  Major additions and improvements to property, plant and equipment are capitalized, while maintenance and repairs are expensed as incurred.

Assets held under capital leases are initially recognized as assets of the Company at the lower of their fair value at the inception of the lease or the present value of the minimum lease payments; the corresponding liability is included in the balance sheet as capital lease obligations.  The interest included in lease payments is expensed when paid.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows:  buildings and improvements, 2 to 60 years; machinery and equipment, 2 to 10 years; transportation equipment, 2 to 10 years; furniture and fixtures, 2 to 10 years; and leased assets and leasehold improvements, 3 to 6 years.

Idle assets are stated at the lower of fair value or carrying amount.  The carrying amount in excess of the fair value is recognized as an impairment loss.  The remaining book value is depreciated using the straight-line method.

When property, plant and equipment and idle assets are retired or disposed of, their cost, accumulated depreciation and accumulated impairment are removed from the accounts and any gain or loss is credited or charged to non-operating income or losses.

Intangible Assets

Patents and land use rights purchased are initially recorded at cost.  Land use rights, patents, acquired special technology, customer relationships and other intangible assets arising from business acquisitions are initially recorded at fair value at the date of acquisition.

Intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over the estimated service lives, which range as follows:  land use rights, 50 to 60 years; others, 3 to 20 years.

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Effective January 1, 2006, goodwill is no longer amortized and instead is tested for impairment annually.

Asset Impairment

The Company evaluates whether or not there are indications that assets (primarily property, plant and equipment, intangible assets, assets leased to others and equity method investments) may be impaired as of the balance sheet date.  If there are indications, the Company estimates the recoverable amount for the asset.  If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by recording an impairment loss.  When the recoverable amount subsequently increases, the impairment loss previously recognized is reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of the impairment loss should not exceed the carrying amount of the asset that would have been determined, net of depreciation or amortization, as if no impairment loss had been recognized.

Deferred Charges

Deferred charges mainly consist of tools and computer systems software.  Amortization of deferred charge is computed on a straight-line basis over 2 to 5 years.

Stock-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for under ROC SFAS No. 39, “Accounting for Share-based Payment.”  Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options.  The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Employee stock options granted on or before December 31, 2007 were accounted for under the interpretations issued by the ROC ARDF.  The Company adopted the intrinsic value method under which compensation cost was recognized on a straight-line basis over the vesting period.

Pension Cost

Pension cost under defined benefit plans are determined by actuarial valuations.  Contributions made under defined contribution plans are recognized as pension cost during the period in which employees render services.

Curtailment or settlement gains or losses of the defined benefit plans are recognized as part of the net pension cost for the period.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity.  When ASE Inc. retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - capital in excess of par value are reversed on a pro rata basis.  When the book value of the treasury stock exceeds the sum of the par value and capital surplus - capital in excess of par value, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.  When treasury stock is disposed of, the book value of the treasury stock is removed from the accounts.  When the selling price of the treasury stock exceeds the book value of the treasury stock, the difference is credited to capital surplus - treasury stock transactions.

ASE Inc.’s shares held by its subsidiaries are accounted for as treasury stock and, accordingly, the cost of such shares is reclassified from equity method investments to treasury stock.  Cash dividends received by subsidiaries from ASE Inc. are recorded as capital surplus - treasury stock transactions.

Income Taxes

The Company applies intra-period and inter-period allocations to its income tax, whereby deferred income tax assets and liabilities are recognized for (1) the items adjusted directly in shareholders’ equity and (2) the tax effects of temporary differences, loss carryforwards and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

The taxable temporary differences between the book value and tax basis of equity method investments in foreign subsidiaries are not recognized as deferred income tax liabilities since the Company could control the timing of reversal of the temporary differences and would not reverse them in the foreseeable future and will, in effect, exist indefinitely.

Any tax credits arising from purchases of machinery, equipment and technology and research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

Income tax on undistributed earnings is recorded by ASE Inc. and subsidiaries under jurisdiction of ROC at the rate of 10% and is recorded as an expense in the year shareholders resolve the distribution of earnings.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

Non-derivative foreign currency transactions are recorded in local currencies at the rates of exchange in effect when the transactions occur.  Exchange differences arising from settlement of foreign-currency assets and liabilities are recognized in profit or loss.

At the balance sheet date, foreign-currency monetary assets and liabilities are revalued using prevailing exchange rates and the exchange differences are recognized in profit or loss.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in shareholders’ equity, any exchange component of that gain or loss shall be recognized in shareholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.  Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates:  Assets and liabilities - spot rates at the balance sheet date; shareholders’ equity - historical rates; income and expenses - average rates during the period.  The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Hedging Derivative Financial Instruments

Derivatives that qualify as effective hedging instruments are measured at fair value, with subsequent changes in fair value recognized in profit or loss, or in shareholders’ equity, depending on the nature of the hedging relationship.

Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item as follows:

a.	Fair value hedge

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	Cash flow hedge

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity.  The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or periods during which the hedged forecasted transaction or an asset or liability arising from the hedged forecasted transaction affects profit or loss.  However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in New Taiwan dollars.  A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the reader, and has been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$29.40 to US$1.00 as of March 31, 2011.  The translation should not be construed as a representation that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Reclassifications

Certain accounts in the consolidated financial statements as of and for the three months ended March 31, 2010 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the three months ended March 31, 2011.

3.	ACCOUNTING CHANGE

Recognition and Measurement of Financial Instruments

From January 1, 2011, the Company adopted the newly revised SFAS No. 34.  The main revisions require that loans and receivables originated by the Company are now covered by SFAS No. 34.  This accounting change did not have a material impact on the Company’s consolidated financial statements as of and for the three months ended March 31, 2011.

Operating Segments

From January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments” (“SFAS No. 41”).  The statement requires that segment information be disclosed based on the information regarding the components of the Company that management uses to make decisions regarding operating matters.  SFAS No. 41 requires identification of operating segments on the basis of internal reports that are regularly reviewed by the Company’s chief operating decision maker in order to allocate resources to the segments and assess their performance.  This statement supersedes SFAS No. 20, “Segment Reporting”.  The Company conformed to the disclosure requirements as of and for the period ended March 31, 2011.  The information for the period ended March 31, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Cash on hand	7,766	9,012	306
Checking and saving accounts	28,055,885	19,238,762	654,380
Time deposits	6,937,098	7,710,996	262,279
Repurchase agreements collateralized by government bonds	1,504,271	-	-

	36,505,020	26,958,770	916,965

5.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Financial assets for trading - current
Structured deposit	-	539,191	18,340
Financial notes	318,508	290,061	9,866
Open-end mutual funds	975,196	169,733	5,773
Swap contracts	6,917	49,385	1,680
Quoted stocks	89,184	80,205	2,728
Forward exchange contracts	29,829	21,709	738
European foreign currency option contracts	18,819	-	-

	1,438,453	1,150,284	39,125

Financial liabilities for trading - current
Swap contracts	18,898	175,361	5,964
Cross currency swap contracts	-	72,112	2,453
Forward exchange contracts	10,393	11,612	395
European foreign currency option contracts	879	-	-

	30,170	259,085	8,812

The Company entered into derivative contracts to manage exposures to foreign exchange and interest rate risks.  The derivative contracts entered into by the Company did not meet the criteria for hedge accounting except those described in Note 22h.

Information on such derivative transactions was as follows:

a.	Swap contracts

The outstanding swap contracts of the Company as of March 31, 2010 and 2011 were as follows:

Contract Amount
Currency	Maturity Date	(In Thousands)

March 31, 2010

NT$/US$	2010.04.02-2010.04.19	NT$7,139,708/US$224,000
US$/NT$	2010.04.07-2010.09.08	US$118,600/NT$3,774,000

March 31, 2011

NT$/US$	2011.04.07-2012.04.02	NT$13,143,521/US$443,331
US$/NT$	2011.04.07-2011.05.24	US$168,832/NT$4,993,134
US$/JPY	2011.12.13-2011.12.27	US$49,264/JPY4,100,000

b.	Forward exchange contracts

The outstanding forward exchange contracts of the Company as of March 31, 2010 and 2011 were as follows:

Contract Amount
Currency	Maturity Date	(In Thousands)

March 31, 2010

US$/NT$	2010.04.12-2010.05.28	US$119,000/NT$3,788,322
NT$/US$	2010.04.12-2010.05.28	NT$3,899,327/US$123,000
US$/MYR	2010.04.28-2010.07.28	US$12,500/MYR42,382
US$/CNY	2010.04.20-2010.09.03	US$160,000/CNY1,090,872
US$/SGD	2010.04.15-2010.07.15	US$3,000/SGD4,216

March 31, 2011

US$/NT$	2011.04.07-2011.04.13	US$9,000/NT$261,885
NT$/US$	2011.04.07-2011.05.31	NT$2,304,400/US$79,000
US$/MYR	2011.04.27-2011.05.26	US$8,000/MYR24,407
US$/KRW	2011.04.18-2011.04.27	US$9,000/KRW10,162,600
US$/SGD	2011.04.08-2011.05.06	US$4,500/SGD5,728
US$/JPY	2011.04.07-2011.04.08	US$10,500/JPY858,313
EUR/US$	2011.04.21-2011.06.24	EUR3,150/US$4,386

c.	Cross currency swap contracts

As of March 31, 2011, the notional amount of the outstanding contract of ASE Inc. was NT$953,940 thousand/US$30,000 thousand.  Interest receipts are based on stated interest rates.  The contract will mature in September 2011.

d.	European foreign currency option contracts – as of March 31, 2010

The outstanding European foreign currency option contracts of the Company were as follows:

Contract	Maturity Date	Contract Amount (In Thousands)	Strike Price

Sell US$ Put/CNY Call	2010.04.22-2010.09.03	US$60,000/CNY403,520	6.6875-6.7550
Sell US$ Put/CNY Call	2010.04.21-2010.09.03	US$100,000/CNY671,499	6.6894-6.7363
Buy US$ Call/CNY Put	2010.04.22-2010.09.03	US$60,000/CNY403,520	6.6875-6.7550 (Note)
Buy US$ Call/CNY Put	2010.04.21-2010.09.03	US$100,000/CNY671,499	6.6894-6.7363 (Note)

Note:	If the spot rate for CNY against US$ at the expiry date exceeds the specific exchange rate, there will be no settlement obligation between both parties.

For the three months ended March 31, 2010 and 2011, the net gain on valuation of financial assets held for trading was NT$147,146 thousand and NT$114,946 thousand (US$3,910 thousand), respectively. For the three months ended March 31, 2010 and 2011, the net amount on valuation of financial liabilities held for trading was net loss of NT$71,156 thousand and net gain of NT$53,566 thousand (US$1,822 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Private-placement shares	-	112,080	3,812
Open-end mutual funds	2,240,000	100,000	3,402
Quoted stocks	67,069	44,799	1,524
Corporate bonds	200,000	-	-
Adjustment of valuations	175,303	97,461	3,315
	2,682,372	354,340	12,053
Current portion	(2,470,518)	(129,223)	(4,396)
Noncurrent portion	211,854	225,117	7,657

The shares of Advanced Microelectronic Products, Inc. held by the Company are private-placement shares, on which there is a legally enforceable restriction that prevents their trading for a specified period.  As of March 31, 2010, the Company could not reliably measure fair value of the shares, so they were measured at cost.  Subsequently, the Company could reliably measure the effects of restriction, which were consistent with those of other market participants, so the abovementioned shares previously classified as financial assets carried at cost were transferred to available-for-sale financial assets - noncurrent, resulting in an unrealized loss of NT$33,971 thousand (US$1,155 thousand) for the three months ended March 31, 2011.

7.	ACCOUNTS RECEIVABLE, NET

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Accounts receivable	33,993,911	33,390,548	1,135,733
Allowance for doubtful accounts	(402,114)	(158,327)	(5,385)
Allowance for sales returns and discounts	(195,704)	(133,578)	(4,544)

	33,396,093	33,098,643	1,125,804

In June 2010, ASE Inc. entered into an accounts receivable factoring agreement without recourse with Citi Taiwan Limited.  The revolving facility is US$108,000 thousand.  Total accounts receivable sold and derecognized were NT$381,433 thousand (US$12,974 thousand) and US$38,204 thousand for the three months ended March 31, 2011.  As of March 31, 2011, advances received were NT$381,433 thousand (US$12,974 thousand) and US$38,204 thousand with an annual interest rate of 1.01% and 1.41%, respectively.

Pursuant to the factoring agreement, the losses from disputes (such as sales returns and discounts) shall be borne by the Company, while losses from credit risk shall be borne by the bank.  As of March 31, 2011, the Company has issued a promissory note of US$28,000 thousand as collateral.

8.	INVENTORIES

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Finished goods	1,864,935	2,306,125	78,440
Work in process	2,418,394	2,313,569	78,693
Raw materials	6,824,627	8,073,343	274,603
Supplies	466,473	566,683	19,275
Materials and supplies in transit	724,269	330,556	11,243

	12,298,698	13,590,276	462,254

The cost of inventories sold recognized as cost of revenues for the three months ended March 31, 2010 and 2011 was NT$29,931,507 thousand and NT$37,322,214 thousand (US$1,269,463 thousand), respectively, which included NT$46,641 thousand and NT$40,893 thousand (US$1,391 thousand), respectively, due to write-downs of inventories.

9.	INVENTORIES RELATED TO CONSTRUCTION BUSINESS

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Buildings and land held for sale	-	573,696	19,513
Construction in progress related to construction business	8,387,871	9,835,553	334,543

	8,387,871	10,409,249	354,056

A portion of the construction in progress related to the project in Shanghai Zhangjiang was completed and sold and the net income recognized for the three months ended March 31, 2011 was NT$12,330 thousand (US$419 thousand).  The remaining projects are expected to be completed before the end of 2013.  The capitalized interest expense for the three months ended March 31, 2010 and 2011 is presented in Note 13.

10.	FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Limited partnership	418,432	434,267	14,771
Unquoted common shares	337,065	301,373	10,251
Unquoted preferred shares (Note 11)	167,436	122,290	4,159
Private-placement shares (Note 6)	112,080	-	-

	1,035,013	857,930	29,181

There is no quoted price from an active market for these investments and fair value is not readily available.  Therefore these investments are carried at cost.

11.	BOND INVESTMENTS WITH NO ACTIVE MARKET - NONCURRENT

	March 31
	2010		2011
	Amount	Interest rate %	Amount		Interest rate %
	NT$		NT$	US$ (Note 2)

SiPhoton Inc.	95,457	3	88,254	3,002	3
Sequans Communication SA	37,645	2	-	-	-

	133,102		88,254	3,002

The bond investment in SiPhoton Inc. was a 3-year unsecured convertible corporate bond due in September 2012 with a face value of US$3,000 thousand and warrants.  In addition, the bond investment in Sequans Communications SA as of March 31, 2010 was totally converted into preferred shares in July 2010 (Note 10).

12.	EQUITY METHOD INVESTMENTS

	March 31
	2010		2011
		% of			% of
	Amount	Ownership	Amount		Ownership
	NT$		NT$	US$ (Note 2)

Listed companies
Hung Ching Development & Construction Co. (“HCDC”)	942,463	26.2	1,210,104	41,160	26.2
Unlisted companies
Hung Ching Kwan Co. (“HCKC”)	326,787	27.3	332,374	11,305	27.3
StarChips Technology Inc. (“SCT”)	80,488	33.3	57,381	1,952	33.3
CP Mingchuang Enterprise Development Fund (CP Mingchuang)	-	-	20,192	687	-
	1,349,738		1,620,051	55,104
Deferred gain on transfer of land	(300,149)		(300,149)	(10,209)
Accumulated impairment - SCT	-		(41,739)	(1,420)

	1,049,589		1,278,163	43,475

Market values of the listed equity method investments as of March 31, 2010 and 2011 was NT$1,245,631 thousand and NT$1,197,500 thousand (US$40,731 thousand), respectively.

Our subsidiary, Shanghai DH, invested CNY 4,500 thousand in CP Mingchuang which will engage in the development of real estate properties.  Based on the limited partnership agreement, the percentage of partnership and income distribution of CP Mingchuang is 99.9% and 90%, respectively.  Shanghai DH accounted the investment as an equity method investment.

The Company recorded equity in earnings of equity method investments in proportion to the Company’s percentage of ownership in the investee and were as follows:

	Three months ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

HCDC	3,367	136,420	4,640
USI	27,986	-	-
Others	581	(4,293)	(146)

	31,934	132,127	4,494

As discussed in Note 2, USI has been included in the consolidated financial statements since February 2010, therefore USI was not treated as an equity method investment.

13.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Buildings and improvements	15,490,934	17,343,263	589,907
Machinery and equipment	96,772,384	105,250,189	3,579,938
Transportation equipment	144,050	167,074	5,683
Furniture and fixtures	3,935,224	3,795,604	129,102
Leased assets and leasehold improvements	316,155	340,425	11,579

	116,658,747	126,896,555	4,316,209

Information about capitalized interest expense was as follows:

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Total interest expense including capitalized interest	416,063	399,074	13,574
Less: Capitalized interest
Included in inventories related to construction business	(52,913)	(29,019)	(987)
Included in property, plant and equipment	(17,688)	(19,015)	(647)

Interest expense	345,462	351,040	11,940

Capitalization rate
Inventories related to construction business	4.78%-5.31%	4.78%-5.45%
Property, plant and equipment	0.86%-3.65%	1.26%-3.34%

14.	INTANGIBLE ASSETS

The movements of intangible assets other than deferred pension cost were as follows:

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Other
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2010	9,419,005	1,385,144	101,716	484,544	783,839
Additions - From newly acquired subsidiaries	4,094,607	155,548	1,187	-	-
Amortization	-	(5,990)	(7,127)	(35,455)	(20,810)
Reclassified from assets leased to others	-	111,860	-	-	-
Translation adjustment	(14,457)	(7,473)	(590)	-	-

Balance at March 31, 2010	13,499,155	1,639,089	95,186	449,089	763,029

Balance at January 1, 2011	10,408,023	2,173,907	721,909	342,726	1,549,226
Additions - purchase	-	7,554	-	-	-
Amortization	-	(9,106)	(61,615)	(35,454)	(77,668)
Translation adjustment	15,639	34,184	743	-	-

Balance at March 31, 2011	10,423,662	2,206,539	661,037	307,272	1,471,558

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Other
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

Balance at January 1, 2011	354,014	73,942	24,555	11,657	52,695
Additions - purchase	-	257	-	-	-
Amortization	-	(310)	(2,096)	(1,206)	(2,642)
Translation adjustment	532	1,163	25	-	-

Balance at March 31, 2011	354,546	75,052	22,484	10,451	50,053

The intangible assets arising from newly acquired subsidiaries for the three months ended March 31, 2010 were mainly related to the USI Acquisition.

15.	IDLE ASSETS

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Cost
Land	182,068	232,681	7,914
Buildings and improvements	1,059,065	1,490,103	50,684
Machinery and equipment	835,490	400,804	13,633
Other	19,321	19,354	658
	2,095,944	2,142,942	72,889
Accumulated depreciation	(794,477)	(708,865)	(24,111)
Accumulated impairment	(347,346)	(224,131)	(7,623)

	954,121	1,209,946	41,155

Idle assets mainly included USI’s Nankuan plant and ASE Electronics’ Flip-chip production line.

16.	SHORT-TERM BORROWINGS

Short-term borrowings represented revolving bank loans with annual interest rates of 0.69%- 5.83% and 0.71%-6.89% as of March 31, 2010 and 2011, respectively.

17.	ACCRUED EXPENSES

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Accrued employee bonus and compensation to directors and supervisors	1,453,715	2,763,759	94,006
Accrued salaries and bonus	1,735,978	2,395,431	81,477
Accrued maintenance expenses	352,015	344,665	11,723
Accrued utilities expenses	249,128	257,322	8,753
Accrued employee insurance expenses	184,962	214,798	7,306
Accrued professional service fees	140,548	163,646	5,566
Others	1,850,883	1,894,710	64,446

	5,967,229	8,034,331	273,277

18.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Loans for specific purposes	21,616,210	16,044,461	545,730
Working capital bank loans	35,988,843	33,241,819	1,130,674
	57,605,053	49,286,280	1,676,404
Current portion	(1,428,827)	(5,319,701)	(180,942)
	56,176,226	43,966,579	1,495,462
Unamortized arrangement fee	(110,579)	(118,446)	(4,029)

	56,065,647	43,848,133	1,491,433

a.	Loans for specific purposes

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Syndicated bank loan (Led by Citi bank)
Repayable through March 2013 in semi-annual installments - annual interest rate was 2.02% and 2.00% as of March 31, 2010 and 2011, respectively	15,225,000	10,150,000	345,238
US$200,000 thousand, repayable at maturity in May 2011 - annual interest rate was 1.10% and 1.00% as of March 31, 2010 and 2011, respectively	6,363,800	5,883,600	200,123
Others - annual interest rate was 1.45% and 1.62% as of March 31, 2010 and 2011, respectively	27,410	10,861	369

	21,616,210	16,044,461	545,730

Pursuant to the above loan agreements, ASE Inc. should hold no less than 51%, directly or indirectly, of ASE Test’s equity and maintain control over ASE Test at all time.

b.	Working capital bank loans

	March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Syndicated bank loans - due from June 2011 to June 2015 - annual interest rate was 1.13%-2.09% and 0.96%-1.61% as of March 31, 2010 and 2011, respectively
ASE Inc.	11,700,000	23,027,515	783,249
ASESH AT	4,677,393	3,459,557	117,672
Others - due from April 2011 to September 2014 - annual interest rate was 0.78%-2.73% and 0.71%-4.80% as of March 31, 2010 and 2011, respectively
ASE Inc.	17,014,625	2,441,588	83,047
USI	-	1,898,275	64,567
ASE Shanghai	1,909,140	1,765,080	60,037
Others	687,685	649,804	22,102

	35,988,843	33,241,819	1,130,674

Pursuant to the above loan agreements, the Company should maintain certain financial ratios.  Such financial ratios are calculated based on annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements.

As of March 31, 2010 and 2011, loans of NT$7,625,000 thousand and NT$12,636,747 thousand (US$429,821 thousand), respectively, would mature within one year.  However, the Company had obtained new long term credit lines to refinance the loans on a long-term basis before March 31, 2010 and 2011, therefore such loans were not classified as current portion of long-term bank loans.

19.	SHAREHOLDERS’ EQUITY

Common Stock

The Company reserved common stock of NT$8,000,000 thousand, representing 800,000 thousand shares, for employee stock option plans.  For the three months ended March 31, 2010 and 2011, employees exercised options and paid NT$96,246 thousand (6,699 thousand shares) and NT$430,229 thousand (US$14,634 thousand) (20,361 thousand shares), of which NT$102,648 thousand (7,070 thousand shares) and NT$447,236 thousand (US$15,212 thousand) (21,132 thousand shares) were recorded as “capital received in advance” as of March 31, 2010 and 2011, respectively.  Employees exercised options and paid NT$403,158 thousand for 21,864 thousand shares from April 1, 2010 to December 31, 2010.

In addition, the shareholders’ meetings held in June 2010 resolved to distribute stock dividends out of capital surplus and retained earnings in the amount of NT$5,494,970 thousand (549,497 thousand shares).  The Company made a capital reduction in the amount of NT$370,000 thousand (US$12,585 thousand) for 37,000 thousand shares through the retirement of treasury stock in January 2011.  The Company has completed the registration formalities for all the above-mentioned increases and reductions of capital.

American Depositary Shares

ASE Inc. issued ADS and each ADS represents five common shares.  As of March 31, 2010 and 2011, 48,727 thousand and 71,944 thousand ADS were outstanding and represented approximately 243,634 thousand and 359,720 thousand common shares of ASE Inc., respectively.

Capital Surplus

Under the ROC Company Law, capital surplus from paid-in capital in excess of par value, treasury stock transactions and reversed interest of convertible bonds may be transferred to capital, subject to a limit equal to a specific percentage of paid-in capital.

Capital surplus from equity method investments may not be used for any purpose.

Appropriation of Retained Earnings

The Articles of Incorporation of ASE Inc. provide that the annual net income shall be distributed in the following order:

a.	Replenishment of losses;

b.	10.0% as legal reserve;

c.	Special reserve in accordance with laws or regulations set forth by the authorities concerned;

d.	An amount equal to the excess of the income from equity method investments over cash dividends as special reserve;

e.	Not more than 2.0% of the remainder from a. to d. as compensation to directors and supervisors;

f.
Between 7.0% to 10.0% of the remainder from a. to d. as a bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specific employees as decided by the board of directors; and

g.	The remainder from a. to f. as dividends to shareholders.

Employees referred to in f. above include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

The Company is currently in the business stability stage.  To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is not lower than 30% of the total dividend amount, with the remainder to be distributed as stock dividends.  A distribution plan is also to be made by the board of directors and passed by resolution of the shareholders’ meeting.

For the three months ended March 31, 2010 and 2011, the bonus to employees of ASE Inc. was NT$305,391 thousand and NT$365,116 thousand (US$12,419 thousand), respectively, and the compensation to directors and supervisors of ASE Inc. was NT$61,078 thousand and NT$73,023 thousand (US$2,484 thousand), respectively.  The bonus to employees and compensation to directors and supervisors represented 10% and 2%, respectively, of net income (net of the bonus and compensation).  Significant differences between such estimated amounts and the amounts proposed by the board of directors in the following year are adjusted in the current year.  If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

Based on a directive issued by the Securities and Futures Bureau, an amount equal to the net debit balance of certain shareholders’ equity accounts (including unrealized loss on financial instruments, net loss not recognized as pension cost and cumulative transaction adjustments) shall be transferred from unappropriated earnings to a special reserve.  In addition, the excess of book value over market value of treasury shares held by subsidiaries shall also be transferred from unappropriated earnings to a special reserve based on the proportion owned by ASE Inc.  Any special reserve appropriated may be reversed to the extent of the decrease in the net debit balance.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the reserve reaches the paid-in capital.  The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of paid-in capital.  Also, when the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital stock if the Company doesn’t have a deficit.

The appropriation of 2009 earnings resolved at the Company’s annual shareholders’ meetings in June 2010 and the appropriation of 2010 earnings proposed by the Company’s directors in March 2011 and to be resolved by the Company’s annual shareholders’ meeting is as follows:

	2009	2010
	NT$	NT$	US$ (Note 2)

Legal reserve	674,455	1,833,750	62,372
Special reserve	-	1,272,417	43,279
Stock dividends - NT$0.84 and NT$1.15 in 2009 and 2010, respectively	4,615,775	6,957,357	236,645
Cash dividends - NT$0.36 and NT$0.65 in 2009 and 2010, respectively	1,978,190	3,932,419	133,756

	7,268,420	13,995,943	476,052

Aside from the 2009 earnings appropriations listed above, the shareholders also resolved to distribute the bonus to employees and compensation to directors and supervisors in cash.  Aside from the 2010 earnings appropriation listed above, the directors also proposed to distribute the bonus to employees and compensation to directors and supervisors in cash.  The information was as follows:

	2009	2010
	NT$	NT$	US$ (Note 2)

Bonus to employees	607,009	1,523,133	51,807
Compensation to directors and supervisors	120,000	304,200	10,347

The differences between the approved amounts of the bonus to employees and compensation to directors and supervisors and the accrual amounts reflected in the consolidated financial statements for both years were primarily due to changes in estimates.  The differences of NT$1,402 thousand and NT$427 thousand (US$15 thousand) had been adjusted in earnings for the three months ended March 31, 2010 and 2011, respectively.

Information regarding the appropriations of earnings, bonus to employees and compensation to directors and supervisors is available on the Market Observation Post System website of the TSE.

Unrealized Gain (Loss) on Financial Instruments

Movements of the unrealized gain (loss) on financial instruments for the three months ended March 31, 2010 and 2011 were as follows:

	Available- for-sale Financial Assets	Equity Method Investments	Cash Flow Hedges (Note 22)	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2010	-	332,721	(307,223)	25,498
Recognized directly in shareholders’ equity	69	(11,920)	6,200	(5,651)
Removed from shareholders’ equity and recognized in earnings	(69)	-	75,588	75,519

Balance at March 31, 2010	-	320,801	(225,435)	95,366

Balance at January 1, 2011	(9,290)	457,465	(201,872)	246,303
Recognized directly in shareholders’ equity	(33,971)	(88,072)	31,374	(90,669)
Removed from shareholders’ equity and recognized in earnings	-	-	53,182	53,182

Balance at March 31, 2011	(43,261)	369,393	(117,316)	208,816

	Available- for-sale Financial Assets	Equity Method Investments	Cash Flow Hedges (Note 22)	Total
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

Balance at January 1, 2011	(316)	15,560	(6,866)	8,378
Recognized directly in shareholders’ equity	(1,156)	(2,996)	1,067	(3,085)
Removed from shareholders’ equity and recognized in earnings	-	-	1,809	1,809

Balance at March 31, 2011	(1,472)	12,564	(3,990)	7,102

Cumulative Translation Adjustments - from Equity Method Investments:

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Beginning balance	3,276,508	(1,120,618)	(38,116)
Additions (deductions)	(221,717)	991,984	33,741

Ending balance	3,054,791	(128,634)	(4,375)

Treasury Stock (Shares in Thousands)

	Beginning		Retirement/	Ending
	Shares	Addition	Decrease	Shares

Three months ended March 31, 2010

Parent company shares held by subsidiaries	322,532	-	218,167	104,365

Three months ended March 31, 2011

Parent company shares held by subsidiaries	114,792	-	-	114,792
Repurchase under share buyback plan	37,000	-	37,000	-

	151,792	-	37,000	114,792

ASE Inc’s board of directors also approved a share buyback plan to repurchase ASE Inc’s common shares listed on the TSE in November 2010.  ASE Inc. had repurchased 37,000 thousand common shares, which were retired in January 2011.

As of March 31, 2010 and 2011, information regarding treasury stock held by subsidiaries was as follows:

	Shares
	Held By	Book	Market
Subsidiary	Subsidiaries	Value	Value
		NT$	NT$

March 31, 2010

ASE Test	63,099	1,380,721	1,829,864
J&R Holding	33,412	381,709	968,947
ASE Test, Inc.	7,854	196,677	227,773

	104,365	1,959,107	3,026,584

March 31, 2011

ASE Test	69,403	1,380,721	2,213,944
J&R Holding	36,750	381,709	1,172,324
ASE Test, Inc.	8,639	196,677	275,581

	114,792	1,959,107	3,661,849

	Book	Market
	Value	Value
Subsidiary	US$	US$
	(Note 2)	(Note 2)

March 31, 2011

ASE Test	46,963	75,304
J&R Holding	12,983	39,875
ASE Test, Inc.	6,690	9,374

	66,636	124,553

ASE Inc. issued common shares in connection with the merger with its subsidiaries.  The shares held by its subsidiaries were reclassified from equity method investments to treasury stock.

In addition, as discussed in Note 2, 218,167 thousand shares of ASE Inc. held by subsidiaries were used as the consideration of NT$5,246,916 thousand for the USI Acquisition in February 2010.  The difference between the consideration and the book value of the treasury stock, amounting to NT$1,271,532 thousand, was recorded under capital surplus - treasury stock transactions.  Stock dividends received in 2010 by the subsidiaries from ASE Inc. was 10,427 thousand shares.

Although these shares are treated as treasury stock in the consolidated financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in capital increases through cash contributions and exercise of voting rights.

20.	EMPLOYEE STOCK OPTION PLANS

ASE Inc. Option Plans

In order to attract, retain and reward employees, ASE Inc. has four employee stock option plans, including the 2010 plan authorized to grant for 200,000 thousand units.  Each unit represents the right to purchase one share of common stock of ASE Inc. when exercised.  Under the terms of the plans, stock option rights are granted at an exercise price equal to or not less than the closing price of the common shares listed on the TSE on the date of grant.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the three months ended March 31, 2010 and 2011 was as follows:

	Three Months Ended March 31
	2010		2011
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	Per Share	Options	Per Share
	(In Thousands)	(NT$)	(In Thousands)	(NT$)

Beginning outstanding balance	246,566	25.6	397,627	24.9
Options forfeited	(265)	29.1	(1,636)	26.3
Options exercised	(6,699)	14.4	(20,361)	21.1

Ending outstanding balance	239,602	25.9	375,630	25.1

Ending exercisable balance	133,967	23.1	124,883	22.9

The exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

The weighted average stock price at the date of exercise for stock options exercised for the three months ended March 31, 2010 and 2011 was NT$27.61 and NT$33.91 (US$1.15), respectively.

Information regarding outstanding and exercisable stock options as of March 31, 2011 was as follows:

	Outstanding		Exercisable
	Number of	Weighted Average Remaining	Number of	Weighted Average Exercise Price
Range of	Options (In	Contractual	Options (In	Per Share
Exercise Price (NT$)	Thousands)	Life (Years)	Thousands)	(NT$)

8.5	8,030	1.7	7,989	8.5
12.1-17.2	34,119	3.3	33,762	16.6
26.0-26.9	333,481	8.0	83,132	26.9

	375,630		124,883	22.9

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee stock option plan which granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one share of common stock of ASE Mauritius Inc. when exercised.  The options are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding the stock option for the three months ended March 31, 2010 and 2011 was as follows:

	Three Months Ended March 31
	2010		2011
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	Per Share	Options	Per Share
	(In Thousands)	(US$)	(In Thousands)	(US$)

Beginning and ending outstanding balance	29,420	1.7	29,120	1.7

Ending exercisable balance	11,888	1.7	17,672	1.7

As of March 31, 2010 and 2011, the remaining contractual life is 7.7 years and 6.7 years, respectively.

USI Option Plans

USI had employee stock option plans in place prior to the acquisition by the Company.  Under the terms of the plans, each unit represented the right to purchase one share of common stock of USI when exercised.  The options were valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the three months ended March 31, 2010 was as follows:

	Three Months Ended March 31, 2010
		Weighted
		Average
	Number of	Exercise
	Options	Price
	(In	Per Share
	Thousands)	(NT$)

Beginning outstanding balance	27,899	15.0
Options exercised	(2,790)	13.6
Options forfeited	(289)	12.8

Ending outstanding balance	24,820	15.2

Ending exercisable balance	6,246	14.2

The weighted average stock price at the date of exercise for stock options exercised for the three months ended March 31, 2010 was NT$20.21.

In June 2010, USI reached an agreement with its employees to cancel unexercised options with cash compensation at a fixed amount per unit.

USIE Option Plans

The terms of the plans issued by USIE were the same with that of the USI option plans.

Information regarding stock options for the three months ended March 31, 2010 and 2011 was as follows:

	Three Months March 31
	2010		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	18,722	1.5	26,869	1.8
Options forfeited	(125)	1.5	(88)	1.5

Ending outstanding balance	18,597	1.5	26,781	1.8

Ending exercisable balance	7,439	1.5	10,874	1.5

As of March 31, 2010 and 2011, the remaining contractual life is 7.7 years and 7.5 years, respectively.

Options granted by ASE Inc. and USIE during 2010 were valued using the Hull & White Model (2004) with Ritchken’s Trinomial Tree Model (1995) and the inputs for the model were as follows:

	ASE Inc.		USIE

Assumptions:
Share price/ market price at grant date	$	NT28.6	$	US2.49
Exercise price	$	NT28.6	$	US2.42
Expected volatility		28.59%		35.63%
Expected life	10 years		10 years
Expected dividend yield		4.00%		-
Risk - free interest rate		1.8087%		1.7997%

Expected volatility of ASE Inc. and USIE is based on the historical stock price volatility over the past 10 years of ASE Inc. and comparable peer group companies, respectively.  To allow for the effects of early exercise, ASE Inc. and USIE assumed that employees would exercise the options after vesting date when the stock price was 1.58 times the exercise price.

For the three months ended March 31, 2011, termination of employment resulted in forfeiture of stock options of ASE Inc. and USIE granted during the year ended December 31, 2010 were 987 thousand units and 0 unit, respectively.  As of March 31, 2011, the estimated percentage of forfeiture due to termination of employment over the remaining vesting period of ASE Inc. and USIE was 4.0% and 2.0%, respectively.

Compensation cost recognized by the Company for the options granted after January 1, 2008 was nil and NT$117,578 thousand (US$3,999 thousand) for the three months ended March 31, 2010 and 2011, respectively.

Had the Company used the fair value based method to evaluate the options granted on or before December 31, 2007, the pro forma information of the Company for the three months ended March 31, 2010 and 2011 would have been as follows:

	Three Months Ended March 31
	2010	2011
	NT$	NT$	US$ (Note 2)

Net income attributable to shareholders of the parent	3,247,880	3,836,864	130,506

Basic earnings per share after income tax (in dollar)	0.56	0.65	0.02

21.	EARNINGS PER SHARE

	Three Months Ended March 31
	2010		2011
	Before Income Tax	After Income Tax	Before Income Tax		After Income Tax
	NT$	NT$	NT$	US$ (Note 2)	NT$	US$ (Note 2)

Basic EPS (in dollar)	0.60	0.58	0.73	0.02	0.67	0.02
Diluted EPS (in dollar)	0.58	0.57	0.71	0.02	0.65	0.02

EPS is computed as follows:

	Amounts (Numerator)		Number of	EPS (in dollar)
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$

Three months ended March 31, 2010

Basic EPS
Income attributable to shareholders of the parent	3,472,073	3,395,381	5,824,705	0.60	0.58
Effect of potential dilutive common shares
Bonus to employees	-	-	33,820
Employee stock options issued by ASE Inc.	-	-	31,849
Bonus to employees and employee stock options issued by subsidiaries	(28,949)	(28,949)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	3,443,124	3,366,432	5,890,374	0.58	0.57

Three months ended March 31, 2011

Basic EPS
Income attributable to shareholders of the parent	4,329,413	3,973,810	5,930,787	0.73	0.67
Effect of potential dilutive common shares
Bonus to employees	-	-	61,811
Employee stock options issued by ASE Inc.	-	-	101,331
Bonus to employees and employee stock options issued by subsidiaries	(6,488)	(6,488)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	4,322,925	3,967,322	6,093,929	0.71	0.65

	Amounts (Numerator)		Number of	EPS (in dollar)
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	US$	US$		US$	US$
	(Note 2)	(Note 2)		(Note 2)	(Note 2)

Three months ended March 31, 2011

Basic EPS
Income attributable to shareholders of the parent	147,259	135,164	5,930,787	0.02	0.02
Effect of potential dilutive common shares
Bonus to employees	-	-	61,811
Employee stock options issued by ASE Inc.	-	-	101,331
Bonus to employees and employee stock options issued by subsidiaries	(221)	(221)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	147,038	134,943	6,093,929	0.02	0.02

The ROC ARDF issued Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as compensation expenses.  These bonuses were previously recorded as appropriations from earnings.  If the Company may settle the bonus to employees by cash or shares, the Company should presume that the entire amount of the bonus will be settled in shares and the resulting potential shares should be included in the weighted average number of shares outstanding used in the calculation of diluted EPS, if the shares have a dilutive effect.  The number of shares is estimated by dividing the entire amount of the bonus by the closing price (after consideration of the dilutive effect of dividends) of the shares at the balance sheet date.  Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shareholders resolves the number of shares to be distributed to employees at their meeting in the following year.

The weighted average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and common stock issued from capital surplus.  This adjustment caused the basic after income tax EPS and diluted after income tax EPS for the three months ended March 31, 2010 to decrease from NT$0.64 to NT$0.58 and from NT$0.63 to NT$0.57, respectively.

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	March 31
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
				(Note 2)		(Note 2)

Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss - current	1,382,888	1,382,888	1,079,190	36,707	1,079,190	36,707
Available-for-sale financial assets - current	2,470,518	2,470,518	129,233	4,396	129,233	4,396
Guarantee deposits - current	541,248	541,248	31,317	1,065	31,317	1,065
Available-for-sale financial assets - noncurrent	211,854	211,854	225,117	7,657	225,117	7,657
Financial assets carried at cost - noncurrent	1,035,013		857,930	29,181
Bond investments with no active market - noncurrent	133,102		88,254	3,002
Guarantee deposits - noncurrent	72,679	72,679	87,365	2,972	87,365	2,972
Restricted assets (including current portion)	241,035	241,035	249,009	8,470	249,009	8,470
Liabilities
Long-term bank loans (including current portion)	57,494,474	57,494,474	49,167,834	1,672,375	49,167,834	1,672,375
Capital lease obligations (including current portion)	11,882	11,882	32,409	1,103	32,409	1,103

						(Continued)

	March 31
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
				(Note 2)		(Note 2)

Derivative financial instruments

Assets
Cross currency swap contracts	2,919	2,919	140,331	4,773	140,331	4,773
Swap contracts	6,917	6,917	49,385	1,680	49,385	1,680
Forward exchange contracts	29,829	29,829	21,709	738	21,709	738
European foreign currency option contracts	18,819	18,819	-	-	-	-
Liabilities
Swap contracts	18,898	18,898	175,361	5,964	175,361	5,964
Interest rate swap contracts	285,992	285,992	141,039	4,797	141,039	4,797
Cross currency swap contracts	3,017	3,017	175,683	5,976	175,683	5,976
Forward exchange contracts	10,393	10,393	11,612	395	11,612	395
European foreign currency option contracts	879	879	-	-	-	-
(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments were as follows:

1)
The aforementioned financial instruments do not include cash and cash equivalents, accounts receivable, other receivables, short-term borrowings, accounts payable, accrued expenses and payable for properties.  Due to their short term nature, these financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of financial assets at FVTPL and available-for-sale financial assets were determined using their quoted market prices in an active market.  Fair values of financial notes, structured deposits, private-placement shares, and derivatives were determined using valuation techniques incorporating estimates and assumptions which are similar with those generally used by other market participants to price financial instruments.

3)
Financial assets carried at cost and bonds investments with no active market have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)	The carrying amounts of guarantee deposits and restricted assets reflect their fair values due to their short term nature.

5)	The interest rates of long-term liabilities were mainly floating and their fair values, therefore, approximate carrying amounts.

c.
Valuation gains from changes in fair value of financial instruments determined using valuation techniques were NT$77,322 thousand and NT$180,728 thousand (US$6,147 thousand) for the three months ended March 31, 2010 and 2011, respectively.

d.
As of March 31, 2010 and 2011, financial assets exposed to fair value interest rate risk amounted to NT$154,851 thousand and NT$119,219 thousand (US$4,055 thousand), respectively, financial liabilities exposed to fair value interest rate risk amounted to NT$52,480 thousand and NT$4,125 thousand (US$140 thousand), respectively, financial assets exposed to cash flow interest rate risk amounted to NT$31,284,739 thousand and NT$21,772,294 thousand (US$740,554 thousand), respectively, and financial liabilities exposed to cash flow interest rate risk amounted to NT$74,498,103 thousand and NT$71,359,128 thousand (US$2,427,181 thousand), respectively.

e.
For the three months ended March 31, 2010 and 2011, interest income of NT$53,492 thousand and NT$74,795 thousand (US$2,544 thousand), and interest expense (including capitalized interest) of NT$416,063 thousand and NT$399,074 thousand (US$13,574 thousand) were associated with financial assets or liabilities other than those at FVTPL.

f.	Strategy for financial risk

The derivative instruments employed by the Company are to mitigate risks arising from ordinary business operation.  All derivative transactions entered into by the Company are designated as either hedging or trading, which are governed by separate internal guidelines and controls.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instruments held by the Company must match its assets and liabilities.

g.	Information regarding financial risk

1)	Market risk

All derivative financial instruments are mainly held to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities and interest rate fluctuations on its floating rate long-term loans.  Exchange gains or losses on these derivative contracts are likely to be offset by gains or losses on the hedged assets and liabilities.  Interest rate risks are also controlled because the expected cost of capital is fixed.  Thus, market risk for derivative contracts is believed to be immaterial.

The Company holds open-end mutual funds, stocks and financial bonds which are subject to market risk.  The fair value of these investments will decrease by NT$15,000 thousand (US$510 thousand) if their market price decreases by 1%.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if counter-parties or third parties breached contracts.  Credit risk represents the positive fair values of contracts as of the balance sheet date.  The counter-parties to the foregoing financial instruments are reputable financial institutions and business organizations.  Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidity risk

The Company’s operating funds and credit line are deemed sufficient to meet cash flow demand; therefore, the Company’s liquidity risk is not considered to be significant.

The Company’s investments in open-end mutual funds and financial bonds are traded in active markets and can be disposed of quickly at close to their fair values.  The Company’s bond investments with no active market and financial assets carried at cost have no active markets; therefore, liquidity risk for such assets is expected to be high.

4)	Cash flow interest rate risk

The Company’s loans are mainly floating interest rate debts.  When the market interest rate increases by 1%, the Company’s annual cash outflows will increase by NT$643,000 thousand (US$21,871 thousand).

h.
Fair value hedge and cash flow hedge

The Company entered into interest rate swap contracts and cross currency swap contracts to hedge exposures from fluctuations in both foreign exchange and interest rates arising from its long-term bank loans and its receivables from affiliates.

1)
The fair value of the outstanding interest rate swap contracts as of March 31, 2010 and 2011 was a loss of NT$285,992 thousand and NT$141,039 thousand (US$4,797 thousand), respectively.  The outstanding interest rate swap contracts of the Company as of March 31, 2010 and 2011 were as follows:

	Notional Amount		Interest Rates	Interest Rate Received	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Date	(In Thousands)		Paid (%)	(%)	Demand	Hedge

March 31, 2010

2013.03.01	NT$	10,440,000	2.45-2.48	0.488	2008-2013	2008-2013
2013.03.01	NT$	4,785,000	0.96-0.99	0.488	2009-2013	2009-2013
2011.05.27	US$	200,000	1.48-1.55	0.237	2009-2011	2009-2011

March 31, 2011

2013.03.01	NT$	6,960,000	2.45-2.48	0.668	2008-2013	2008-2013
2013.03.01	NT$	3,190,000	0.96-0.99	0.668	2009-2013	2009-2013
2011.05.27	US$	200,000	1.48-1.55	0.250	2009-2011	2009-2011

2)
The fair value of the outstanding cross currency swap contracts as of March 31, 2010 and 2011 was a net loss of NT$98 thousand and a net gain of NT$36,760 thousand (US$1,250 thousand), respectively. The outstanding cross currency swap contracts of the Company as of March 31, 2010 and 2011 were as follows:

	Notional Amount	NT Interest Rate Paid (Received)	USD Interest Rate Paid (Received)	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Date	(In Thousands)	(%)	(%)	Demand	Hedge

March 31, 2010

2011.03.10	NT$3,058,920/	(0.22)-(0.24)	0.23	2010-2011	2010-2011
	US$96,000
March 31, 2011

2011.09.07	NT$1,280,000/	(0.55)	0.26	2010-2011	2010-2011
	US$40,000
2011.04.28-2011.05.20	$US65,000/	-	0.34-0.61	2010-2011	2010-2011
	NT$2,054,330

The changes in unrealized loss on cash flow hedging financial instruments are disclosed in Note 19.

23.	RELATED PARTY TRANSACTIONS

The related parties and their relationships with the Company are disclosed in Note 12, except Hung Ching Shin Investment Co., a subsidiary of one of ASE Inc.’s equity method investments.  Additionally, Powerchip Technology Corporation and NXP B.V. continue to exercise significant influence over PowerASE and ASEN, respectively, and therefore both companies are related parties of PowerASE and ASEN, respectively.

For the three months ended March 31, 2010 and 2011, the Company had no significant transactions with related parties.

24.	ASSETS PLEDGED OR MORTGAGED

Except as discussed in Note 7, the following assets have been pledged or mortgaged as collateral for bank loans, import duties for raw materials and as guarantee deposits for employment of foreign labor, etc:

	March 31
	2010	2011
	NT$	NT$	US$
			(Note 2)

Property, plant and equipment	494,164	456,875	15,540
Land	1,862,532	1,817,065	61,805
Buildings and improvements	241,035	249,009	8,470
Restricted assets (including current portion)
	2,597,731	2,522,949	85,815

25.	COMMITMENTS AND CONTINGENCIES

a.	As of March 31, 2011, the outstanding derivative contracts and covenants of loan agreements were discussed in other Notes.

b.
The Company leases the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through August 2020.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Company leases buildings and machinery and equipment under non-cancelable operating leases.

c.	As of March 31, 2011, unused letters of credit of the Company were approximately NT$343,000 thousand (US$11,667 thousand).

d.
As of March 31, 2011, outstanding commitments to purchase machinery and equipment of the Company were approximately NT$7,006,000 thousand (US$238,299 thousand), of which NT$300,637 thousand (US$10,226 thousand) had been prepaid.

e.
As of March 31, 2011, outstanding commitments related to construction of buildings of the Company were approximately NT$4,859,000 thousand (US$165,272 thousand), of which NT$1,035,340 thousand (US$35,216 thousand) had been prepaid.

f.
The Company entered into technology license agreements with foreign companies which will expire on various dates through 2013.  Pursuant to the agreements, the Company shall pay royalties based on specific percentages of sales volume and licensing fees to the counter parties.  Royalties and licensing fees paid for the three months ended March 31, 2010 and 2011 were approximately NT$47,509 thousand and NT$43,181 thousand (US$1,469 thousand), respectively.

g.
Tessera Inc. (“Tessera”) filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company infringed patents owned by Tessera (the “California Litigation”).  The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the investigation of the United States International Trade Commission.  The United States Patent and Trademark Office have also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the ITC Investigation.

Up to date, the impact of the California Litigation or the ITC Investigation cannot be estimated.

26.	OTHER

The information regarding significant foreign assets and liabilities of the Company were summarized as follows (in thousands of foreign currency):

	March 31
	2010	2011

Financial assets

Monetary items
US$	2,504,251	2,389,395
CNY	4,154,329	1,919,493
JPY	7,027,505	9,079,641

Nonmonetary items
US$	21,640	22,086
CNY	-	4,500

Financial liabilities

Monetary items
US$	2,292,741	2,362,286
CNY	2,971,508	2,041,162
JPY	5,285,137	4,562,407

Exchange rate

US$	US$1=NT$31.82	US$1=NT$29.42
CNY	CNY1=NT$4.66	CNY1=NT$4.49
JPY	JPY1=NT$0.34	JPY1=NT$0.36

27.	ADDITIONAL DISCLOSURE

Intercompany relationship and significant intercompany transactions are presented in Table 1 and 2.

28.	OPERATING SEGMENTS INFORMATION

	Packaging	Testing	EMS	Other	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Three months ended March 31, 2010

Revenues from external customers	22,080,439	4,662,393	10,138,693	673,005	-	37,554,530
Inter-segment revenues (Note)	1,326,962	32,631	8,882,810	3,412,817	(13,655,220)	-
Segment income before income tax	2,274,101	1,116,853	455,876	226,530	-	4,073,360
Segment assets	91,601,766	44,696,037	42,874,458	30,612,288	-	209,784,549

Three months ended March 31, 2011

Revenues from external customers	24,812,401	5,338,916	15,095,252	758,854	-	46,005,423
Inter-segment revenues (Note)	942,728	30,937	13,326,391	1,882,620	(16,182,676)	-
Segment income before income tax	3,305,912	1,074,973	531,315	184,225	-	5,096,425
Segment assets	104,929,821	39,969,777	45,049,566	23,500,545	-	213,449,709

	Packaging	Testing	EMS	Other	Adjustment	Total
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

Three months ended March 31, 2011
Revenues from external customers	843,959	181,596	513,444	25,812	-	1,564,811
Inter-segment revenues (Note)	32,066	1,052	453,279	64,035	(550,432)	-
Segment income before income tax	112,446	36,564	18,072	6,266	-	173,348
Segment assets	3,569,042	1,359,516	1,532,298	799,338	-	7,260,194

Note:  All significant intercompany balances and transactions were eliminated upon consolidation.

Table 1

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Intercompany Relationships and Significant Intercompany Transactions
For the three Months Ended of March 31, 2010
(Amounts in thousand of New Taiwan Dollars, Unless specified otherwise)

				Intercompany Transactions (Note)
No.	Company Name	Counter Party	Nature of Relationship	Financial Statements Item	Amount (Foreign Currency in Thousands)	Terms	Percentage of Consolidated Total Gross Sales or Total Assets (%)

0	ASE Inc.	ASE Test, Inc.	Parent company to subsidiary	Other payables	$ 4,403,817		2
				Interest expense	5,317		-
		ASE (U.S.) Inc.	Parent company to subsidiary	Operating expenses	160,040	Based on a specific percentage of expenses incurred and up to a limit	-
				Other payables	48,447		-
		ASE Marketing & Service Japan Co., Ltd.	Parent company to subsidiary	Operating expenses	24,155	Based on a specific percentage of expenses incurred and up to a limit	-
		ASE Electronics Inc.	Parent company to subsidiary	Other receivables	54,647		-
		Advanced Semiconductor Engineering (HK) Limited	Parent company to subsidiary	Cost of revenues	952,898	No significantly different from those to third parties	3
				Other payables	14,886		-
				Accounts payable	1,015,175		-
		ASE Test Limited	Parent company to subsidiary	Other payables	1,272,760		1
				Interest expense	2,047		-

1	ASE Test, Inc.	J&R Holding Limited	Between subsidiaries	Other receivables	1,083,659		1

2	ASE (Shanghai) Inc.	ASE Assembly & Test (Shanghai)	Between subsidiaries	Accounts receivable	231,908		-
		Limited		Sales	481,849	No significantly different from those to third parties	1
				Other receivables	12,888		-
		Advanced Semiconductor Engineering (HK) Limited	Between subsidiaries	Sales	822,092	No significantly different from those to third parties	2
				Accounts receivable	1,101,181		1
		Shanghai Ding Hui Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	1,102,926		1
		Shanghai Ding Wei Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	1,284,754		1

3	ASE Test Limited	J&R Holding Limited	Between subsidiaries	Other receivables	3,237,809		2
		ASE Singapore Pte. Ltd.	Between subsidiaries	Other receivables	127,329		-

4	A.S.E. Holding Limited	J&R Holding Limited	Between subsidiaries	Other receivables	1,618,904		1

5	J&R Holding Limited	Global Advanced Packaging Technology Limited, Cayman Islands	Between subsidiaries	Other assets	482,295		-
		ASE WeiHai Inc.	Between subsidiaries	Other receivables	637,447		-

(Continued)

				Intercompany Transactions (Note)
No.	Company Name	Counter Party	Nature of Relationship	Financial Statements Item	Amount (Foreign Currency in Thousands)	Terms	Percentage of Consolidated Total Gross Sales or Total Assets (%)
6	ASE Electronics Inc.	Advanced Semiconductor Engineering (HK) Limited	Between subsidiaries	Sales	$ 689,513	No significantly different from those to third parties	2
				Accounts receivable	688,895		-

7	ASE Assembly & Test (Shanghai) Limited	ASE Assembly & Test (HK) Limited	Between subsidiaries	Sales	846,428	No significantly different from those to third parties	2
				Accounts receivable	172,364		-
		ASE Japan Co., Ltd	Between subsidiaries	Sales	414,216	No significantly different from those to third parties	1
				Accounts receivable	459,217		-
		Shanghai Wei Yu Hong Xin Semiconductors Inc.	Between subsidiaries	Other receivables	181,501		-
		Shanghai Ding Hui Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	602,665		-
		Shanghai Ding Wei Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	1,046,823		1
		ASE (Kun Shan) Inc.	Between subsidiaries	Other receivables	125,919		-
				Sales of property, plant, and equipment	117,017		-

8	Shanghai Ding Hui Real Estate Development Co., Ltd.	Shanghai Ding Wei Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	571,468		-

9	Universal Scientific Industrial Co., Ltd	USI International Limited	Between subsidiaries	Sales	2,086,097	No significantly different from those to third parties	6
				Cost of revenues	2,420,251	No significantly different from those to third parties	6
				Accounts receivable	1,730,639		1
				Accounts payable	1,980,726		1
		Universal Scientific Industrial (Shanghai) Co., Ltd.	Between subsidiaries	Sales	112,257	No significantly different from those to third parties	-
				Accounts receivable	255,936		-
		Universal Scientific Industrial De Mexico S.A. De C.V.	Between subsidiaries	Sales	103,245	No significantly different from those to third parties	-

		Universal Global Industrial Co., Limited	Between subsidiaries	Cost of revenues	534,900	No significantly different from those to third parties	1
				Accounts payable	436,293		-
		Universal Global Scientific Industrial Co., Ltd.	Between subsidiaries	Other receivables	327,777		-

10	USI International Limited	USI Electronics (Shenzhen) Co., Ltd.	Between subsidiaries	Sales	US$ 62,507	No significantly different from those to third parties	1
				Sales	US$ 4,931	No significantly different from those to third parties	-
				Cost of revenues	US$ 41,805	No significantly different from those to third parties	4
				Accounts receivable	US$ 61,295		1
				Accounts payable	US$ 30,155		-
(Continued)

				Intercompany Transactions (Note)
No.	Company Name	Counter Party	Nature of Relationship	Financial Statements Item	Amount (Foreign Currency in Thousands)	Terms	Percentage of Consolidated Total Gross Sales or Total Assets (%)
		Universal Scientific Industrial (Shanghai) Co., Ltd.	Between subsidiaries	Cost of revenues	US$ 33,370	No significantly different from those to third parties	3
				Accounts payable	US$ 31,749		-

11	USI Electronics (Shenzhen) Co., Ltd.	Universal Global Industrial Co., Limited	Between subsidiaries	Sales	CNY 77,347	No significantly different from those to third parties	1
				Accounts receivable	CNY 68,962		-

12	Universal Global Technology Co., Limited	Real Tech Holdings Limited	Between subsidiaries	Sales, other	US$ 11,800	No significantly different from those to third parties	1
		Universal Scientific Industrial (Shanghai) Co., Ltd.	Between subsidiaries	Sales	US$ 66,949	No significantly different from those to third parties	6
				Accounts receivable	US$ 63,003		1

13	Universal Global Technology (Shenzhen) Co., Ltd.	Universal Global Industrial Co., Limited	Between subsidiaries	Sales	CNY 130,477	No significantly different from those to third parties	2
				Accounts receivable	CNY 102,847		-

(Concluded)
Note:  All significant intercompany balances and transactions were eliminated upon consolidation.

Table 2

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Intercompany Relationships and Significant Intercompany Transactions
Three Months Ended of March 31, 2011
(Amounts in thousand of New Taiwan Dollars, Unless specified otherwise)

				Intercompany Transactions (Note)
No.	Company Name	Counter Party	Nature of Relationship	Financial Statements Item	Amount (Foreign Currency in Thousands)	Terms	Percentage of Consolidated Total Gross Sales or Total Assets (%)

0	ASE Inc.	ASE Test, Inc.	Parent company to subsidiary	Accounts payable	$ 1,066		-
				Other payables	4,950,131		2
				Accounts receivable	6,816		-
				Other receivables	43,721		-
		ASE (Shanghai) Inc.	Parent company to subsidiary	Accounts payable	437,587		-
				Other payables	1,898		-
				Cost of revenue	401,841	No significantly different from those to third parties	1
		ASE (U.S.) Inc.	Parent company to subsidiary	Operating expenses	166,943	Based on a specific percentage of expenses incurred and up to a limit	-
		ASE Marketing & Service Japan Co., Ltd.	Parent company to subsidiary	Operating expenses	184,225	Based on a specific percentage of expenses incurred and up to a limit	-
		ASE Electronics Inc.	Parent company to subsidiary	Other receivables	55,140		-
				Accounts payable	512,131		-
				Other payables	433,770		-
				Cost of revenue	495,854	No significantly different from those to third parties	1
		J&R Holding Limited	Parent company to subsidiary	Other payables	2,686,631		1
		ASE Assembly & Test (Shanghai) Limited	Parent company to subsidiary	Accounts receivable	1,787		-
				Other receivables	69,806		-
		PowerASE Technology Inc.	Parent company to subsidiary	Other receivables	19,729		-
		ASE Test Limited	Parent company to subsidiary	Other payables	897,249		-
		J&R Industrial Inc.	Parent company to subsidiary	Other payables	200,000		-

1	ASE Test, Inc.	ASE Test Limited	Between subsidiaries	Other receivables	1,353,228		1
		J&R Holding Limited	Between subsidiaries	Other receivables	1,662,863		1

2	ASE (Shanghai) Inc.	ASE Assembly & Test (Shanghai)	Between subsidiaries	Accounts receivable	294,079		-
		Limited		Other receivables	24,783		-
				Sales	394,861	No significantly different from those to third parties	1
		Advanced Semiconductor Engineering (HK) Limited	Between subsidiaries	Sales	144,816	No significantly different from those to third parties	-
				Accounts receivable	101,348		-
		Shanghai Ding Wei Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	1,197,956		1
(Continued)

				Intercompany Transactions (Note)
No.	Company Name	Counter Party	Nature of Relationship	Financial Statements Item	Amount (Foreign Currency in Thousands)	Terms	Percentage of Consolidated Total Gross Sales or Total Assets (%)
		Shanghai Ding Yu Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	$ 535,635		-
3	ASE Test Limited	J&R Holding Limited	Between subsidiaries	Accounts receivable	3,012,725		1
		ASE Singapore Pte. Ltd.	Between subsidiaries	Other assets	2,118,096		1
				Accounts receivable	1,307		-

4	A.S.E. Holding Limited	J&R Holding Limited	Between subsidiaries	Other receivables	1,506,362		1

5	J&R Holding Limited	Global Advanced Packaging Technology Limited, Cayman Islands	Between subsidiaries	Other receivables	461,216		-
		ASE WeiHai Inc.	Between subsidiaries	Other receivables	589,346		-
		ASE (Kun Shan) Inc.	Between subsidiaries	Other receivables	882,679		-
		ISE Labs, Inc.	Between subsidiaries	Other payables	882,679		-
		ASE Japan Co., Ltd	Between subsidiaries	Other payables	1,458,969		1

6	ASE WeiHai Inc.	ASE (Korea) Inc.	Between subsidiaries	Other payables	1,345,457		1
		ASE Module (Kunshan) Inc.	Between subsidiaries	Other payables	118,154		-

7	ASE Assembly & Test (Shanghai) Limited	ASE Assembly & Test (HK) Limited	Between subsidiaries	Sales	583,075	No significantly different from those to third parties	1
				Accounts receivable	174,635		-
		ASE Japan Co., Ltd	Between subsidiaries	Accounts receivable	269,391		-
				Sales	268,076	No significantly different from those to third parties	1
		Shanghai Wei Yu Hong Xin Semiconductors Inc.	Between subsidiaries	Other receivables	151,455		-
		ASE (Kun Shan) Inc.	Between subsidiaries	Other receivables	191,482		-
				Accounts receivable	4,278		-
		Shanghai Ding Yu Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	457,620		-
		Shanghai Ding Wei Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	136,069		-
		Shanghai Ding Hui Real Estate Development Co., Ltd.	Between subsidiaries	Other receivables	269,549		-
		ASE Hi-Tech (Shanghai) Inc.	Between subsidiaries	Other payables	490,718		-
		ASE Module (Shanghai) Inc.	Between subsidiaries	Other payables	420,661		-

8	Universal Scientific Industrial Co., Ltd.	USI International Limited	Between subsidiaries	Sales	622,597	No significantly different from those to third parties	1
				Cost of revenue	1,305,851	No significantly different from those to third parties	3
				Accounts payable	707,460		-
		Universal Global Scientific Industrial Co., Ltd.	Between subsidiaries	Sales	420,896	No significantly different from those to third parties	1
				Accounts receivable	605,419		-
				Other payables	445,556		-

(Continued)

				Intercompany Transactions (Note)
No.	Company Name	Counter Party	Nature of Relationship	Financial Statements Item	Amount (Foreign Currency in Thousands)	Terms	Percentage of Consolidated Total Gross Sales or Total Assets (%)
9	USI International Limited	USI Electronics (Shenzhen) Co., Ltd.	Between subsidiaries	Sales	US$ 19,867	No significantly different from those to third parties	1
				Cost of revenue	US$ 25,382	No significantly different from those to third parties	2
		Universal Scientific Industrial (Shanghai) Co., Ltd.	Between subsidiaries	Cost of revenue	US$ 17,712	No significantly different from those to third parties	1
				Accounts payable	US$ 19,050		-

10	Real Tech Holdings Limited	USI Electronics (Shenzhen) Co., Ltd.	Between subsidiaries	Other receivables	US$ 14,783		-
		Universal Scientific Industrial (Shanghai) Co., Ltd.	Between subsidiaries	Sales	US$ 104,572	No significantly different from those to third parties	7
				Accounts receivable	US$ 50,413		1

11	Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology Co., Limited	Between subsidiaries	Cost of revenue	CNY 552,800	No significantly different from those to third parties	5
				Accounts payable	CNY 386,756		1
		Universal Global Industrial Co., Limited	Between subsidiaries	Sales	CNY 104,804	No significantly different from those to third parties	1
				Accounts receivable	CNY 149,809		-

12	Universal Global Industrial Co., Limited	Universal Global Technology (Shenzhen) Co., Ltd.	Between subsidiaries	Sales	US$ 5,189	No significantly different from those to third parties	-
				Cost of revenue	US$ 31,975	No significantly different from those to third parties	2
				Accounts payable	US$ 31,003		-
		Universal Global Scientific Industrial Co., Ltd.	Between subsidiaries	Sales	US$ 33,171	No significantly different from those to third parties	2
				Cost of revenue	US$ 5,342	No significantly different from those to third parties	-
				Accounts receivable	US$ 33,424		-
		USI Electronics (Shenzhen) Co., Ltd.	Between subsidiaries	Cost of revenue	US$ 15,887	No significantly different from those to third parties	1
				Accounts payable	US$ 17,713		-

13	Universal Global Scientific Industrial Co., Ltd.	Universal Scientific Industrial (Shanghai) Co., Ltd.	Between subsidiaries	Sales	$ 145,927	No significantly different from those to third parties	-

Note: All significant intercompany balances and transactions were eliminated upon consolidation.	(Concluded)